MDS Inc.

Management's Discussion and Analysis of Operating Results and Financial Position

Introduction

Following is management's discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the year ended October 31, 2002 and its financial position as at October 31, 2002. This MD&A should be read in conjunction with the consolidated financial statements and notes that follow this document. For additional information and details, readers are referred to the quarterly financial statements and quarterly MD&A for fiscal 2002 and the Company's Annual Information Form (AIF), all of which are published separately.

This MD&A is intended to provide readers with the information that management believes is important to an understanding of MDS's current results and to assessing the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements. These forward-looking statements are affected by risks and uncertainties that are discussed in this document as well as in the AIF. Readers are cautioned that actual events and results will vary.

In our MD&A and elsewhere, we separately discuss the results of our core businesses in the Life Sciences and Health segments from those of 89%-owned MDS Proteomics Inc. (MDS Proteomics). Our core businesses generate cash flow and operating results that are consistent with other well-established businesses in their markets. MDS Proteomics does not generate significant revenue and is incurring substantial operating losses and negative cash flow as it builds its business. We believe that mixing the results of MDS Proteomics with those of our core businesses gives a potentially misleading picture of the results of our businesses and we therefore discuss MDS Proteomics separately.

Earnings per share before goodwill amortization and other figures that are reported separately for our core businesses and for MDS Proteomics include all items required to be included under generally accepted accounting principles. We believe that disclosing the components of earnings per share along with the consolidated results provides information to readers to enable them to better understand the fundamental trends affecting our businesses. We provide a table in this document that summarizes earnings per share figures for comparison to amounts reported on the face of the income statement.

Overview --

MDS is a global health and life sciences company. MDS provides a range of services and manufactures and sells a variety of products designed to improve the health and well-being of people worldwide. Our primary customers are pharmaceutical and biotechnology companies and health care providers such as doctors and hospitals. Our products and services include:

  radioisotopes used for nuclear medicine and for sterilization;
  advanced analytical instruments based on mass spectroscopy used primarily in drug development;
  pharmaceutical research and development services;
  diagnostic laboratory testing services; and,
  distribution of medical supplies and equipment.

In addition, through our development-stage company, MDS Proteomics, we conduct research in proteomics, the science of protein-to-protein interactions.

Fiscal 2002 was an important year for MDS and we are pleased with the results we achieved. It was a year in which we gained significant traction in our pharmaceutical research markets, delivering 18% revenue growth over the prior year. In addition, we achieved 36% revenue growth in analytical instruments. Growth in these markets led to a 280% increase in operating income for the core business segments.

These achievements, along with other important fiscal 2002 events, are discussed in more detail later in this report.

Critical Accounting Policies --

The financial statements of MDS are prepared within a framework of generally accepted accounting policies selected by management and approved by the Audit Committee of the Board of Directors. These policies are set out in note 1 to the financial statements. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered to be critical if they rely on a substantial amount of judgment in their application or if they result from a choice between accounting alternatives and that choice has a material impact on our reported results or financial position. The policies identified as critical to MDS are discussed below.

  Revenue Recognition

  MDS sells a variety of products and services and we use different revenue recognition policies depending on the nature of the product or service sold.

  The majority of our products are sold on terms that require our customers to take ownership of goods upon either shipment or delivery. Revenue is recognized on these transactions at the time title passes to the buyer. Product returns and exchanges and warranty obligations are insignificant in our product-based businesses.

  Certain of our products, particularly some related to cobalt sterilization, involve longer production or delivery schedules and may require formal approval or acceptance by our customers. Approval may not be received until some time after the product has been shipped and title typically does not pass to our customer until the acceptance has been received. In these cases, revenue is recognized once we have completed all of our obligations under the contract, subject to a reasonable provision set by management to cover any identifiable future costs. Such provisions tend not to be material and we have not historically incurred costs significantly in excess of our provisions, nor have we failed to achieve customer acceptance within reasonable periods of time.

  Services are provided to customers on the basis of a per-unit price for work performed or under longer-term contracts that typically define the nature and terms of services to be provided.

  Revenue for services provided on a per-unit pricing basis is recognized when we have completed the requested service and have the right to bill our customer.

  Revenues for services provided under long-term contracts are recognized on a percentage-of-completion basis, usually pro rata based on the incurrence of cost. To calculate revenue, we must estimate the total revenue and total cost (including all costs to complete) of the contract, as well as the actual stage of completion. The amount of revenue and gross margin appropriate to the percentage of completion is recorded in income based on these estimates. If it becomes evident that a loss will be incurred on a contract, that loss is recorded immediately.

  Revenue that is recognized but not yet billed is recorded in inventory as service contracts work in process. Management conducts a review of all contracts in process at least quarterly to ensure that the appropriate amount of revenue has been recognized and that reasonable estimates of costs to complete have been made. This review also considers the recoverability of all amounts recorded as work in process. If recoverability is in doubt, the value of work in process is reduced to the expected recoverable amount by a charge to income.

  In a significant number of long-term contracts, the billing terms enable us to bill our customers in advance of providing services. The amount of such billings in excess of the amount that we have recognized as revenue is recorded as deferred revenue in the liability section of the statement of financial position.

  Valuation of Long-Term Investments

  MDS maintains portfolio investments in a number of public and private companies. These investments are accounted for at cost or by the equity method. Investments are reviewed periodically to determine if there has been a decline in value that is other than temporary. In the event that an impairment has occurred, the carrying value of the investment is written down to an amount that reflects management's estimate of what could be received from a sale of the investment.

  Valuation of Goodwill

  Effective with the beginning of fiscal 2002, companies were no longer required to amortize goodwill on a periodic or routine basis. Instead, the carrying value of goodwill must be assessed at least annually. To assess goodwill, the estimated fair value of the reporting unit or business to which the goodwill relates is compared to the carrying value (including goodwill) of the reporting unit. In the event that the fair value of a reporting unit is determined to be less than its carrying value, and the shortfall relates to the carrying value of goodwill, the carrying value of the goodwill is reduced by a charge to income.

  Assessing the fair value of a business requires that management make numerous estimates, including estimating future cash flows and interest rates. Variations in these estimates will cause material differences in the result.

  We completed an assessment of goodwill upon adoption of the new standards at the beginning of fiscal 2002 and again at year-end. No reduction in the carrying value of goodwill was required based on this review.

  Income Taxes

  MDS operates globally and is therefore subject to income taxes in multiple jurisdictions. The income tax expense reported in the statement of income is based on a number of different estimates made by management. Our effective tax rate can change from year to year based on the mix of income among the different jurisdictions in which we operate, changes in tax laws in these jurisdictions, and changes in the estimated values of future tax assets and liabilities recorded on our statement of financial position.

  The income tax expense reflects an estimate of cash taxes expected to be paid in the current year, as well as a provision for changes arising this year in the value of future tax assets and liabilities. The likelihood of recovering value from future tax assets such as loss carryforwards and the future tax depreciation of capital assets is assessed at each quarter-end and a valuation reserve may be established. Changes in the amount of the valuation reserve required can materially increase or decrease the tax expense in a period. Significant judgment is applied to determine the appropriate amount of valuation reserve to record.

  Capital Assets

  Capital assets are recorded at cost and depreciated at varying rates over their estimated useful lives. Management sets these rates based on experience with these or similar assets.

  Costs incurred on assets under construction are capitalized as construction-in-progress. Costs capitalized on these projects include the direct costs of construction, equipment installation and testing, and interest costs associated with financing large, long-term projects. No depreciation is recorded on such assets until they are placed in service. At each period-end, management reviews the total costs capitalized on all construction projects to determine whether or not the carrying value of the assets can be recovered from the undiscounted expected net future cash flow generated by the assets. If there is no reasonable expectation that the costs can be recovered, the carrying value of the asset is reduced to the estimated recoverable amount and the excess is charged to income. This process is subject to significant judgment and could be materially affected by variations in estimates about future cash flows.

  Research and Development

Costs incurred for research are expensed as incurred. If management expects that a new product has a reasonable likelihood of future commercial success and decides to proceed with product development, costs are capitalized during the remainder of the development process. These costs are identified as deferred development costs and are recorded with long-term investments and other on the statement of financial position. Once a product enters commercial production, deferred development costs are amortized over the estimated product life, generally three to seven years.

Management undertakes a periodic review of all projects on which deferred development costs have been recorded to determine if the carrying value of the costs can be recovered from the undiscounted expected net future cash flow generated by sales of the product. If there is no reasonable expectation that the costs can be recovered, the carrying value of the deferred costs is reduced and the excess charged to income. This process of estimation is subject to significant judgment, in particular about the price and direct cost of the product, as well as its expected market acceptance. Deferred product development costs generally relate to products on which we have traditionally earned a high gross margin. We have not historically recorded any material charges to reduce the carrying value of our deferred product development costs.

Fiscal 2002 Operating results --

Fiscal 2002 was a year of significant revenue growth as consolidated revenues rose 10% to $1.8 billion. Revenue growth was attributable primarily to our pharmaceutical and biotechnology customers, and revenues from our research services and analytical instrument businesses increased 18% and 36%, respectively, over the prior year. This strong performance contributed to a 38% increase in consolidated operating income for the year.

Summary of Consolidated Results	2002	2001	Change (%)	2000	Change (%)
Revenues	1,792	1,636	10	1,435	14
Operating income	212	154	38	178	(13)
Earnings per share	$ 0.75	$ 0.83	(10)	$ 1.01	$ (18)

[Tabular amounts are in millions of Canadian dollars, except where noted. Earnings per share throughout this report refers to earnings per share before goodwill amortization.]

Reported earnings per share are affected by a number of items. The table below provides a breakdown of the components of earnings per share to assist you to gain an understanding of the effect of events and transactions that occurred each year.

	2002	2001	2000
Earnings per share from core businesses	$ 1.02	$ 0.70	$ 0.75
MDS Proteomics operations	(0.27)	(0.17)	(0.05)
Dilution gains on shares issued by MDS Proteomics	-	0.33	0.29
Restructuring charges	-	(0.16)	(0.11)
Pre-acquisition investment tax credits	-	0.13	-
Capital gains on sale of investments	-	-	0.13

	$ 0.75	$ 0.83	$ 1.01

Segment Operating Results

Revenues --

Life Sciences -- Overall, Life Sciences revenues grew 14% this year compared with 16% for fiscal 2001 over fiscal 2000. Particularly strong performances from research services and analytical instruments were the main factors in these increases. Fiscal 2002 growth was organic as no new businesses were acquired during the year. The comparison of 2001 to 2000 is affected by the acquisition of Phoenix International Life Sciences part way through fiscal 2000.

	2002	2001	Change (%)	2000	Change (%)
Gamma sterilization	61	62	(2)	71	(13)
Nuclear medicine	212	201	5	185	9
Therapy systems	70	80	(13)	77	4
Isotopes	343	343	-	333	3
Bioanalytical and early clinical	224	203	10	183	17
Clinical research and central lab	162	133	22	82	62
Discovery and preclinical	122	94	30	75	25
Pharmaceutical research services	508	430	18	330	30
Analytical instruments	217	160	36	143	12
Total	1,068	933	14	806	16

Our gamma sterilization business has been affected since 1999 by a restriction in supply of cobalt-60, the radiation source for this business. Our revenues from gamma sterilization are not expected to increase substantially until late in fiscal 2003 when we anticipate new cobalt will be shipped from the Pickering nuclear reactors owned by Ontario Power Generation.

Sales in nuclear medicine have remained steady, growing 5% this year. In recent years, increased global availability of certain isotopes has served to limit pricing in some markets, acting as a constraint on revenue growth. We were pleased this year when Zevalin, a radiolabelled therapeutic agent developed by IDEC Pharmaceuticals Corporation for the treatment of non-Hodgkin's lymphoma that contains our yttrium-90 isotope, received FDA approval. Sales of Zevalin began in the spring but have been slow as the US Medicare reimbursement code was not effective until October 2002. Acceptance of this new treatment has been encouraging and we expect to experience better revenue growth in this market in 2003. Zevalin is the first radiotherapeutic to be approved in the US and we are working with a number of biotechnology companies to develop other radiolabelled compounds.

Revenue growth in therapy systems has been negligible and in June 2002 we sold our high dose rate brachytherapy business for $17 million. No gain or loss arose from the transaction. The business contributed about $14 million of revenue annually and the sale of the business caused the drop in therapy systems revenues. Within therapy systems, our Oncentra treatment planning system continues to generate increased market interest and there are now 25 projects globally that involve the installation of the system. We are encouraged with the growing interest in our system and are hopeful that this will translate into further orders in fiscal 2003.

Fiscal 2002 was a particularly satisfying year for MDS Pharma Services after the difficult year of integration and competitive and regulatory changes that affected the business in 2001.

During the year, we experienced solid sales growth in all of the lines of business that make up MDS Pharma Services and the return to our traditional market share within the generic pharmaceuticals markets anchored this growth. Revenue growth in bioanalytical and early clinical in 2002 was heavily leveraged to this group of customers.

In comparing fiscal 2001 to the prior year, we note that revenues from generic customers fell in the early part of 2001, partly as a result of consolidation in the industry and regulatory changes that reduced the amount of testing required prior to approval. In addition, our own integration efforts that year affected our ability to execute our business plan. Combined, these factors caused a 43% drop in generic revenues in 2001. This decline offset the otherwise significant increase in research services revenues between fiscal 2000 and fiscal 2001 that resulted from the acquisition of Phoenix part way through fiscal 2000.

In fiscal 2001, we launched the API 4000 model of mass spectrometers, an event that propelled substantially improved revenues in the latter half of that year and drove revenues from analytical instruments up 12% compared to 2000. Sales strength for the new model has been maintained in fiscal 2002 and, overall, instruments revenues are up a further 36% to $217 million. Sales of the API 3000 remained strong in fiscal 2002. On a combined basis, unit sales of high-end equipment were up one-third, year over year.

During the second quarter of this year, the ABI/MDS Sciex partnership secured a significant court decision when a US judge found Micromass (a division of Waters Corporation), a major competitor in many of our instrument markets, to have violated certain key patents covering technology we developed and use in the API line of mass spectrometers. Under the judgment, Micromass must pay the partnership US$52 million and has been ordered to cease selling the infringing equipment in the US. Micromass has appealed the judgment but, pending the hearing of the appeal, continues to be bound by the injunction. We are currently pursuing legal remedies in other jurisdictions as well.

Micromass does not produce equipment that competes with the sensitivity of the API 4000, and this judgment helped us to maintain sales volume of the API 3000 in the US. Our 50% share of the award has been treated as a contingent gain and it has not been recorded at this time.

Health -- Diagnostics revenues were up 11% compared to fiscal 2001. Distribution revenues from continuing businesses were up marginally; however, reported distribution revenues dropped 13% as a result of the sale of MDS Matrx to a management-led group in the second quarter.

	2002	2001	Change (%)	2000	Change (%)
Canadian laboratories	390	357	9	336	6
US laboratories	141	123	15	90	37
Diagnostics	531	480	11	426	13
Distribution	190	220	(14)	201	9
Total	721	700	3	627	12

Canadian laboratory revenues have gradually strengthened as we now have fee agreements in place in each of our significant provincial markets. During fiscal 2002, we completed fee negotiations in our second largest market, British Columbia. This new agreement provides for a fee increase. The agreement covers the period since April 2001.

No new US laboratory partnerships were completed in fiscal 2002. We continued to manage the Duke University Health System laboratories under contract, covering other aspects of the business relationships. We also entered into a new relationship with Associated Regional and University Pathologists Laboratory (ARUP) in Utah. Under this agreement we will send esoteric testing from our US hospital network to ARUP and they will promote MDS to their current hospital client base.

In fiscal 2001, we bought out our partner in Hudson Valley Laboratories, a venture that we had previously accounted for on a proportionately consolidated basis. This change in accounting basis, combined with the Duke management fees, accounted for the increase over fiscal 2000.

Distribution revenues at 50%-owned Source Medical are up 3% compared to last year. The modest change was a result of the loss of the Baxter Canada distribution agreement last year. While this contract loss was largely offset by new and more profitable contracts by year-end, revenue growth in the early part of fiscal 2002 was affected.

During the second quarter of 2002, we sold our interest in MDS Matrx, a business that was not generating adequate returns and generated revenues of $46 million in 2001.

Operating Income --

	2002			2001			2000
	Revenues	Operating Income (loss)	Operating Margin (%)	Revenues	Operating Income (loss)	Operating Margin (%)	Revenues	Operating Income (loss)	Operating Margin (%)
Life Sciences	1,068	205	19	933	143	15	806	148	18
Health	721	59	8	700	64	9	627	42	7
Core businesses	1,789	264	15	1,633	207	13	1,433	190	13
Proteomics	3	(52)	n/m	3	(53)	n/m	2	(12)	n/m
	1,792	212	12	1,636	154	9	1,435	178	12

n/m -- not meaningful

Life Sciences -- Life Sciences operating income increased 43% this year. The operating margin increased to 19%. Strong performance in analytical instruments and research services drove this margin gain. Sales of high-end analytical instruments generate high margins. Similarly, revenue growth in bioanalytical and early clinical research services produces higher margins due to the high fixed-cost nature of those businesses. Growth in service revenue from generic drug customers accounts for a major portion of the operating margin improvement. This reversed the impact that was felt on operating margins in fiscal 2001 resulting from reduced volume from this customer group.

Operating income for Life Sciences includes our share of the net management fee income and investment gains earned by MDS Capital Corp. For 2002, this amounted to $6 million, compared to $2 million in 2001 and $3 million in 2000. The increased income for 2002 principally reflects an investment gain earned by MDS Capital Corp. on the sale of its interest in Drug Royalty Corporation in the second quarter.

Health --Diagnostics revenue growth led to higher operating income within the Health segment. This increase was offset though by declining operating income at Source Medical due to the loss of the Baxter contract and the disposal of MDS Matrx that resulted in a loss of $7 million. Setting aside the loss on the sale, operating income for the segment increased 3% and the operating margin was in line with 2001. Better fee agreements achieved in the Canadian diagnostics business since 2000 account for the improved margins since that year.

Proteomics -- The operating loss from MDS Proteomics was $52 million, level with last year and up substantially compared to 2000. The loss includes $13 million of depreciation compared to $10 million in 2001 and $1 million in 2000. Cash spending on proteomics-related research activities was reduced during the fourth quarter.

Other Expenses --

Interest -- Net interest expense for the year was $11 million, up slightly compared with the expense in 2001 and down significantly compared to 2000. Continued low interest rates in North American markets have largely offset interest charges resulting from higher levels of borrowing. The majority of our long-term debt is borrowed using instruments that bear short-term interest rates and we have been able to minimize our borrowing costs as a result.

Minority interest -- Minority interest has decreased this year due primarily to the increased after-tax loss of MDS Proteomics.

Income tax expense -- The effective income tax rate for 2002 was 46%. This is up compared to 2001 at 41.4% and 2000 at 34.1%. Income before tax for 2001 included $54 million of non-taxable dilution gains resulting from the issuance of shares by MDS Proteomics. Excluding this item, the tax rate for 2001 was 57%. The decrease in the effective tax rate, excluding the impact of the dilution gain, reflects declining rates of taxation in our prime Canadian markets and a return to profitability in Europe. No income tax benefit has been recorded for European losses available at the end of the year.

Prior to July 2002, losses incurred by MDS Proteomics were given tax effect at a future tax rate of 30%. In August, MDS completed a tax reorganization of the Company that will enable MDS to realize the cash value of these tax losses in future years. As a result of this reorganization, no tax benefit has been recorded for MDS Proteomics' losses incurred in the fourth quarter of this year.

Liquidity and Capital Resources --

Consolidated Working Capital	2002	2001	Change (%)	2000	Change (%)
Operating working capital	101	52	94	49	6
Current ratio	1.7	1.5	n/m	1.7	n/m
Accounts receivable turnover	5.5	5.5	n/m	5.1	n/m
Inventory turnover	11.7	10.0	n/m	10.4	n/m

Operating working capital represents accounts receivable plus inventory less accounts payable and deferred income. The increase compared to fiscal 2001 results primarily from increased accounts receivable in our research services business and a corresponding reduction in deferred contract revenue as customer deposits were applied against billings rendered for work performed.

Capitalization	2002	2001	Change (%)	2000	Change (%)
Cash, net of bank indebtedness	184	171	8	298	(43)
Long-term debt	615	553	11	551	-
Long-term debt to total capital ratio	31%	31%	n/m	32%	n/m

At year-end, we had drawn $510 million from our long-term debt facility. This facility is available from a syndicate of five banks and can be drawn in either Canadian or US dollars. The facility is revolving, unsecured, and bears interest at floating rates based on defined operating ratios of the Company. A portion of this facility expires in February 2003.

Subsequent to the end of the fiscal year, we completed a US$311 million private placement. The proceeds of this debt issue will be used to repay and cancel the two tranches of our existing long-term bank debt that expire in 2003. The new debt issue consists of five separate series of senior unsecured notes payable, bearing interest at fixed rates between 5.15% and 6.19%. The notes have a maximum term of 12 years and principal repayments begin in 2007.

Borrowings from other facilities totalled $105 million at year-end. The majority of this debt pertains to the MAPLE project and to capital lease obligations.

Year-end borrowings include $157 million of debt denominated in US dollars, up from $139 million at the end of 2001. The balance is denominated in Canadian dollars

Consolidated Cash Flows	2002	2001	Change (%)	2000	Change (%)
Cash flow from operations	274	152	80	169	(10)
Cash flow from operations as a percent of operating income	129%	99%	n/a	95%	n/a
Purchases of capital assets	(152)	(115)	37	(135)	(15)
Other investing activities	(47)	(10)	370	(250)	(96)
Long-term debt issues (repayments)	58	(16)	n/m	256	n/m
Shares issued by MDS and subsidiaries	5	43	(88)	206	(79)
Deferred income and other	(11)	(75)	(85)	93	n/m
Other financing activities	(26)	(31)	(16)	(36)	(14)

Operating cash flows -- Cash from operations increased sharply in 2002 on the strength of growth in operating income. Cash from operations represented 129% of operating income in 2002 compared to 99% and 95% in 2001 and 2000, respectively. The significant increase in 2002 is because net income for 2001 and 2000 included significant non-cash dilution gains. Cash invested in working capital amounted to $88 million, mostly due to investment in accounts receivable and a reduction in deferred income.

Purchases of capital assets -- Over the past three years we have invested in a number of large capital projects. These capital projects include:

	2002	2001	2000
MAPLE isotope facility	$ 43	$ 30	$ 64
Radiopharmaceutical manufacturing facility and cobalt production capacity	21	4	1
Vancouver cyclotron	13	2	-
Pharma Services facility expansion	26	7	-
MDS Proteomics	3	29	9
Other capital expenditures	46	43	61

Total purchases of capital assets	$ 152	$ 115	$ 135

Construction costs associated with the MAPLE project now total $291 million, making it the second largest investment ever made by MDS, after the purchase of Phoenix. Total costs include capitalized financing costs over the life of the project of $36 million, and equipment installation and testing amounting to $49 million, of which, $15 million were incurred in fiscal 2002. Completion of MAPLE has been delayed nearly 2-1/2 years beyond the planned completion date due primarily to construction deficiencies and associated regulatory delays. We are currently pursuing options for reimbursement of a portion of the cost overrun caused by the delay. No provision for any additional recovery of these costs has been recorded.

The large capital projects listed above serve a dual purpose of maintaining and upgrading existing facilities as well as expanding our production capacity for key lines of business.

Other investing activities -- During 2002, we invested $24 million in Iconix Pharmaceuticals Inc. in connection with the joint development of a new chemogenomics database sold under the trade name DrugMatrix™ by a third partner, Incyte Genomics Inc. Under the terms of the joint development project, MDS provides pharmacology profiling services to populate the database while Iconix provides technology to access and manipulate the information.

Other investing activities in fiscal 2000 predominately comprise acquisitions made in the year, including the net cash component of the $497 million acquisition of Phoenix. The purchase of Phoenix was partially financed by the issuance of Common shares valued at $236 million. The cash cost of this and other acquisitions was financed during the course of the year through the issuance of $256 million of long-term debt.

Deferred income and other -- Included in deferred income and other in fiscal 2000 is $79 million of proceeds received from the sale of Special Warrants by MDS Proteomics. Under the terms of the Warrants, MDS retained an obligation to purchase the Warrants from investors for an agreed price in the event that MDS Proteomics failed to complete an initial public offering. We recorded this obligation as a long-term liability in deferred income and other. During 2001, the majority of Warrant holders exercised their right to put the Warrants to MDS, resulting in a $78 million reduction in this long-term obligation. The remaining Warrants were purchased by MDS in fiscal 2002 for cash consideration of $3 million and the issuance of 334,225 Common shares.

Risks and Uncertainties --

This section outlines risks and uncertainties that can have an impact on our operating results and financial position over the course of a year. A more detailed discussion of long-term risks and uncertainties and industry trends is contained in our Annual Information Form.

Exposure to foreign currencies -- Approximately 37% of Life Sciences revenue is earned outside of Canada and a further 55% results from exports from Canada. The majority of our exported products and a significant component of our foreign activities are denominated in US dollars. We believe that continued expansion outside of Canadian markets is essential if we are to achieve our 15% growth targets, but this growth will subject MDS to volatility associated with changes in the value of the Canadian dollar.

We manage this exchange rate risk principally through the use of forward contracts. At October 31, we had outstanding US dollar forward contracts totalling US$286 million at an average rate of $1.59 covering the period November 2002 to September 2004. We treat these contracts as hedges for accounting purposes. The value of the Canadian dollar approached historic lows in the early part of fiscal 2002 and we purchased a substantial portfolio of hedge contracts at that time. In the latter part of 2002, the Canadian dollar strengthened and, as a result, our contracts have incurred an unrealized increase in market value of $3 million. We do not hedge our revenue or expense stream for locations based outside of Canada and we are, therefore, exposed to the impact of currency fluctuation in these areas.

Acquisition and integration -- During the past several years, MDS has made acquisitions of various sizes, particularly in the Isotope and Pharmaceutical Services areas. Our acquisition strategy has focused on identifying and purchasing companies that fit specific niches within our overall corporate strategy. These acquisitions involve the commitment of capital and other resources, and large acquisitions, such as the purchase of Phoenix in 2000, will have a major financial impact in the year of acquisition and later. The speed and effectiveness with which we integrate the acquired companies into existing businesses can have a significant short-term impact on our ability to achieve our growth and profitability targets.

Research and development -- During fiscal 2002, we spent $85 million on research and development, principally within our analytical instruments and Proteomics business units. All of our businesses depend to one extent or another on our ability to maintain technological superiority and on our ability to provide leading-edge solutions to our customers. Ongoing investment in R&D will be required to maintain our competitive position. The likelihood of success for any R&D project is difficult to predict. We manage our R&D projects against tightly defined project outlines that prescribe expected deliverables for each stage of a project. Projects must deliver certain measurable outcomes that we believe are indicators of the likelihood of future success in order to proceed through these design gates and qualify for additional funding.

The R&D we conduct supports a portfolio of intellectual property (IP) in our businesses. We believe that this technology and know-how provides us with an important competitive advantage. Certain of our businesses, particularly in analytical instruments, operate in highly competitive environments where technological advance is a key success factor. We vigorously defend our IP from unauthorized use by other parties, and in 2002, we were successful in our claims against Micromass. Despite our best efforts, we cannot ensure that we will be able to prevent unauthorized use of our IP in all cases.

A significant portion of our Canadian research and development activities is funded in part by tax credits. These credits are recorded as a reduction in R&D expense. A change in taxation policy or regulations regarding the nature of R&D activities supported could have a material impact on the overall cost of our R&D program.

Supply of reactor isotopes -- Interest in radiation-based sterilization applications has been strong; however, worldwide supplies of the cobalt isotope used for sterilization are limited. We have taken steps to build additional cobalt processing capacity with our primary supplier, Ontario Power Generation Inc. This new supply will begin to be available to us in 2003. Production of cobalt takes 18 to 24 months through the utilization of special processes in certain reactors used for generating electricity. Availability of the cobalt for our use is dependent on maintenance schedules for the reactors. Changes in these schedules could impact the timing of our cobalt purchases.

Medical isotopes are produced in research reactors and in cyclotrons. These facilities are expensive to build and to operate and there are a limited number of them in the world. The most common reactor isotope used for medical purposes is molybdenum that we acquire from Atomic Energy of Canada Limited (AECL). We are constructing our own reactors and processing facility to increase the available supply and provide back-up capacity. We have experienced delays in completing this facility and until this facility begins operating we remain dependent on the existing NRU reactor operated by AECL. This reactor is to be decommissioned in 2005 and currently produces the majority of our molybdenum supply. We have back-up arrangements in place; however, until the MAPLE facility is fully functional we are exposed to risk of failure of the NRU reactor.

Government regulation and funding-- Our Life Sciences businesses operate in an environment in which government regulations play a key role. Changes in regulations can have the effect of increasing the costs we incur to provide our products and services. Delays in achieving required government approvals impact the timing and cost of our capital expansion programs, as is the case for our MAPLE isotope facility. We manage this risk to the degree possible through active participation in the review and approval process with regulatory bodies such as the Canadian Nuclear Safety Commission.

Delays can also impact our drug development revenues if our customers are unable to move compounds from one stage to the next in a timely manner. We mitigate this risk by limiting our exposure to individual compounds and customers and maintaining a balanced portfolio of development contracts.

Our diagnostics businesses in Canada and the US are heavily dependent on both government licensing and on government funding. The level of government funding directly reflects government policy related to health care spending, and decisions can be made regarding funding that are largely beyond our control. The level of reimbursement for diagnostic testing can have a material impact on our operating results and cash flows in a year.

Financing MDS Proteomics -- MDS Proteomics expects to invest heavily over the next several years in new and developing technologies. These technologies hold the promise of revolutionizing the way in which drugs are discovered and developed. Information and methods discovered may also have diagnostic applications. MDS has financed the major portion of this development spending for the past three years but more recently financing has been arranged with strategic partners. Continuation of this research will require significant funds and the availability of funding on reasonable terms will be an important determinant of the ability of the company to pursue its research program. Although we are focused on attracting additional investors and strategic partners to MDS Proteomics, it is not possible to predict the likelihood or timing of new investment or other relationships.

Venture capital investments -- The financial markets have been difficult for biotechnology companies this year. We are monitoring these markets, both for the impact on our own long-term investments, and for possible opportunities to invest in new technologies at attractive valuations. We carry venture investments on our books at cost. Many companies have had difficulty raising funds this year and from time to time it is a possibility that financings may occur at values that are lower than our current carrying value. While we believe that our portfolio, taken as a whole, is reasonably valued, future financings may lead us to record provisions reducing the carrying value of some of these investments.

Litigation and insurance -- From time to time during the normal course of business, the Company and its subsidiaries are subject to litigation. At the present time there is no material outstanding litigation that is not covered by our insurance policies and that could have a material adverse impact on the Company's results or its financial position. We are aware of no threatened or pending litigation which could have any material adverse impact. We maintain a global insurance program with liability coverage up to $70 million to protect us from the financial risk associated with a claim made against us. Recent events have made liability insurance considerably more expensive and have reduced the availability of coverage. Our ability to maintain insurance coverage with adequate limits and at a reasonable cost may be impacted by market conditions beyond our control.

Outlook --

We are pleased with the results we achieved in fiscal 2002 and we believe that our businesses are well positioned as we enter 2003. Sales of analytical instruments grew at a near-record pace. Our API 4000 sold well and orders continue at a strong pace. We are also seeing strong order activity on the new Q TrapTM instrument that we introduced this year. We are working on other new products that will be introduced over the next several quarters and we expect revenue growth in this business to be at traditional levels in 2003.

Our pharmaceutical research services rebounded nicely in 2002 and this business enters 2003 with improved momentum. We signed new late-stage contracts during 2002 and our backlog is strong. While early-stage contracts typically extend only a few months, the strength in this market is encouraging as we look to next year. Our success with our new program management offering and with our dedicated clinical pharmacology agreement with Sankyo Pharma opens new growth opportunities for us.

Our medical isotopes business continues to perform well and we are seeing initial signs that Zevalin will sell well now that the reimbursement codes are in place. We are currently working on several other radiotherapeutic products and these products offer significant opportunities for growth in isotopes beyond fiscal 2003. Our investments in a new cyclotron, radiopharmaceutical manufacturing and processing capacity and the MAPLE facility will enable us to exploit these global opportunities and to extend our position as a pre-eminent supplier of critical medical isotopes.

Our diagnostics businesses have experienced two strong years and we are pleased with the progress made in setting more appropriate fee levels. Canadian operations are expected to operate smoothly next year and the more significant growth opportunities remain in the US market. We expect completion of the Duke agreement to open new doors for us in this important market. Our growing credibility in this market is demonstrated by our new working relationships with Duke and with ARUP.

Spending by MDS Proteomics had a dramatic impact on our reported earnings for 2002. We expect spending by MDS Proteomics to be below current levels in 2003 and will continue to work towards raising additional outside capital. The overall impact on earnings is expected to be similar to this year, as tax losses will no longer create accounting tax assets.